UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metalink Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share

(Title of Class of Securities)

M69897110

(CUSIP Number)

Daniel Magen
24 Ha'alia Street
P.O. Box 325
Beit Yitzhak 42920

Israel
+972-72-2117400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M69897110	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Top Alpha Capital S.M. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 670,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 670,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.36%

CUSIP No. M69897110	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Daniel Magen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 670,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 670,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.36%

CUSIP No. M69897110	13D	Page 4 of 6 Pages

This Amendment No. 1 on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D (the "Statement") filed on January 28, 2015 with the Securities and Exchange Commission (“SEC”) by Top Alpha Capital S.M. Ltd. ("Top Alpha") and Daniel Magen (together, the "Reporting Persons") with respect to the ordinary shares, NIS 1.00 par value per share (the "Shares"), of Metalink Ltd., a company organized under the laws of Israel (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

This Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Shares as a result of the purchase of Shares by the Issuer pursuant to its self tender offer set forth in the Tender Offer Statement on Schedule TO filed by the Issuer with the SEC on December 29, 2016 (as amended, the "Tender Offer").

The following amends Items 4 and 5 of the Statement.

Item 4.  Purpose of Transaction.

On December 29, 2016, the Issuer commenced the Tender Offer and, on February 6, 2017, the Issuer announced that it has successfully completed the Tender Offer and that it has accepted for purchase all of the 1,435,217 Shares tendered, such that, as of immediately following the consummation of the Tender Offer, the Issuer will have 1,255,640 Shares issued and outstanding (excluding 1,525,067 treasury Shares). As a result, the beneficial ownership of the Reporting Persons has increased, and, as indicated in Item 5 below, the Reporting Persons are the beneficial owners of 670,000 Shares, representing approximately 53.36% of the issued and outstanding Shares of the Issuer. In addition, as disclosed in the Issuer's Proxy Statement, filed as Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on February 23, 2017, the Reporting Persons requested the Issuer to convene a special meeting of shareholders so as to elect three (3) nominees proposed by the Reporting Persons (including Mr. Magen) to the Issuer's board of directors. The meeting is scheduled to convene on March 9, 2017.

The Shares acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer continually. Depending on the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may acquire additional Shares, or sell all or any portion of the Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons. As part of their investment review, and in light of their current position as the largest shareholder of the Issuer, the Reporting Persons have discussed, and intend to continue doing so in the future, with Issuer management the Issuer’s business and financial condition, including but not limited to the Issuer's board composition and strategic alternatives, including corporate transactions, that may be available to the Issuer.

Except as may be provided otherwise herein, none of the Reporting Persons, presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

CUSIP No. M69897110	13D	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

The information given herein below is based on 1,255,640 Shares outstanding as of February 6, 2017, as reported by the Issuer in its proxy statement, filed as Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on February 23, 2017.

(a), (b) The Reporting Persons beneficially own, and share the power to vote or to direct the vote, and share the power to dispose or direct the disposition of, 670,000 Shares (all of which are held by Top Alpha), representing approximately 53.36% of the issued and outstanding Shares of the Issuer.

(c) None of the Reporting Persons has effected any transactions in the Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. M69897110	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 08, 2017

Top Alpha Capital S.M Ltd.

By:	/s/ Daniel Magen
Name:	Daniel Magen
Title:	CEO

/s/ Daniel Magen
Daniel Magen